Exhibit 99.7

This press release is not for release, publication or distribution, directly or indirectly, in or into

Australia, Canada, Hong Kong or Japan.

This announcement is not a prospectus and is not an offer to sell or a solicitation of any offer to buy any securities in the United States or in any other jurisdiction

Delisting of LBI International AB shares on NASDAQ OMX Stockholm and NYSE Euronext Amsterdam with last trading day on 26 July 2010

Listing of merged entity LBi International N.V. expected to commence on 5 August 2010 on NYSE Euronext Amsterdam

Rights Offering to follow new listing on NYSE Euronext Amsterdam

19 July 2010 - LBI International AB (LBi), the largest European marketing and technology agency, announces that it will be be delisted from NASDAQ OMX Stockholm and NYSE Euronext with last trading day on 26 July 2010 following the required permission by the Swedish Companies Registration Office (the “SCRO”) for the merger with Obtineo Netherlands Holdings N.V. (Obtineo), as announced on 25 February 2010. The SCRO is expected to register the merger, in which Obtineo will acquire all assets and assume all liabilities of LBi, on 2 August 2010. Upon registration of the merger and as earlier announced, the shareholders of LBi as of 30 July 2010 will receive 1 (one) new share in Obtineo for every 1 (one) share held in LBi. Distribution of the new shares in Obtineo is expected to take place on 3 August 2010.

Obtineo, to be renamed LBi International N.V., is expected to be listed on NYSE Euronext Amsterdam as from 5 August 2010. As a consequence, shares in LBi cannot be traded in the period from 27 July up to and including 4 August 2010.

Following the listing of the LBi International N.V. shares on NYSE Euronext Amsterdam, a guaranteed rights issue of approximately EUR 10 million will be launched. The rights issue will be carried out with pre-emptive rights for LBi shareholders.

The prospectus in connection with the admission to listing and trading on NYSE Euronext Amsterdam and in connection with the rights issue is expected to be published on or around 23 July 2010. Details regarding the rights issue will be announced shortly via a separate press release.

Background on LBi International N.V.

On 25 February 2010, LBi announced the merger with Obtineo to create Europe’s largest marketing and technology agency with a total staff of more than 1,600 professionals across 15 countries and 33 offices. Obtineo is a combination of Bigmouthmedia, the largest search engine marketing specialist in Europe and EUR 40 million of new capital, underwritten by institutional investors Janivo, Cyrte and The Carlyle Group, committed towards global expansion of the combined entity. The merged entity, which will trade under the trading symbol LBI, will be a Dutch N.V. The total number of ordinary shares outstanding at the first day of trading will amount to 131,156,606.

Luke Taylor, CEO of LBi said: “The first day of trading on NYSE Euronext Amsterdam will mark the launch of the much larger, more robust and better integrated LBi. The merger with Bigmouthmedia now adds best in class global search engine marketing capabilities to LBi’s unique platform of digital services and further strengthens our position as Europe’s largest marketing and technology agency with a global reach, focused on building believable Brands for Blue chip clients. With the € 50 million in cash from the private placement and the rights issue, we are well positioned to play a leading role in the consolidation within the industry and become a global leader”.

Fred Mulder, Chairman of the LBi Supervisory Board commented: “Within the long history of LBi, the single listing on NYSE Euronext Amsterdam marks a new period for the company, following a period of transition in which new management has taken over and operations were integrated and streamlined into a One Brand company. The company is clearly entering the next phase into becoming the global leader in its field, and with the clear commitment of new shareholders Carlyle, Cyrte and Janivo, I am very confident of the exciting future for LBi”

Details regarding the delisting on Nasdaq OMX Stockholm and the listing NYSE Euronext Amsterdam

As a result of the permission to execute the merger plan with Obtineo and following the final registration of the merger by the SCRO, LBi will be delisted from NASDAQ OMX Stockholm and NYSE Euronext Amsterdam with last trading day on 26 July 2010. The shareholders of LBi as of 30 July 2010 (the record date for the merger) will receive 1 (one) new share in Obtineo, to be renamed LBi International N.V. for every 1 (one) share held in LBi. Distribution of the new shares in LBi International N.V. is expected to take place on 3 August 2010.

LBi International N.V. is expected to be listed on NYSE Euronext Amsterdam as from 5 August 2010. There will be no listing of LBi International N.V. shares in Sweden.

The new shares in LBi International N.V. will initially be settled via Euroclear Sweden AB. In order to trade the new shares in LBi International N.V. on NYSE Euronext Amsterdam, the shares must first be converted into shares that are subject to settlement with Euroclear Nederland. For nominee-registered shareholders in LBi, the nominee may execute such conversion automatically and without any further actions to be taken by the shareholders. Contact your nominee/account operator if you have any questions regarding the conversion of shares into the system operated by Euroclear Nederland.

In respect of directly-registered shareholders with the VPC system operated by Euroclear Sweden AB, the new Obtineo shares will be credited to the same VP account where the LBi shares are held on 30 July 2010, i.e. the record date for the merger. To be able to trade in the new shares it is required that the new shares are transferred to a deposit account with a bank or stockbroker that is offering trading on NYSE Euronext Amsterdam. The reason for this is that trading on NYSE Euronext Amsterdam is settled through Euroclear Nederland and not via Euroclear Sweden (formerly VPC). Shareholders holding their LBi shares on a VP account and who wish to be able to trade in the new LBi International N.V. shares on NYSE Euronext Amsterdam are recommended to transfer the LBi shares to a deposit account with a bank or stockbroker no later than on 30 July 2010 in order to be able to trade in LBi International N.V. shares as from the first trading day on 5 August 2010. If after the first trading day a directly-registered shareholder wants to be able to trade in the LBi International N.V. shares on NYSE Euronext Amsterdam, the shares must first be converted into shares eligible for settlement through Euroclear Nederland. Such conversion is subject to a fixed fee that is charged by the bank or stockbroker opening the deposit account on behalf of the shareholder. The amount of such fee is depending on which bank or stockbroker the shareholder has appointed.

Indicative Timetable

26 July 2010	LBI International AB ceases trading on NASDAQ OMX and NYSE Euronext Amsterdam

27 July – 4 August 2010	No trading in LBi shares

29 July 2010	Effective Date of the merger between LBi and Obtineo, Obtineo renamed LBi International N.V.

3 August 2010	Distribution of LBi International N.V. shares

5 August, 2010	Listing of LBi International N.V. shares on NYSE Euronext Amsterdam

[1]	The terms of the rights issue will be announced on or around the date of publication of the prospectus

Enquiries

LBi	Chairman CEO	Fred Mulder Luke Taylor	+31 20 460 2986 +44 (0) 20 70 63 64 65
Citigate First Financial		Jacqueline Lenterman	+31 (0) 20 575 40 22

Notes to Editors

The information contained in this press release is such that LBi is obligated to publish in accordance with the Securities Markets Act and the Financial Instruments Trading Act. The information was submitted for publication on 19 July 2010 at 17:00 CET.

IMPORTANT NOTICE

The LBi shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the relevant securities laws of any state or other jurisdiction of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved of the LBi shares or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence in the United States. The LBi shares will be offered to holders resident in the United States only pursuant to an exemption from the registration requirements of the Securities Act. The LBi shares may not be offered or sold in the United States except pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

This merger is made for the securities of a foreign company. The merger is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.